Exhibit 1

12 June 2019
BRITISH AMERICAN TOBACCO p.l.c.

FIRST HALF PRE-CLOSE TRADING UPDATE 2019

Trading update - ahead of closed period commencing 2 July 2019

●	The business continues to perform well, with Group Full Year (FY) guidance unchanged
●	Combustibles continue to perform strongly, driven by the growth of the Strategic Brands and good pricing
●
First half (H1) New Category revenue growth approaching our FY guidance range, with an expected acceleration in the second half (H2) leading to FY growth around the middle of the 30-50% range, on a constant currency basis

●	The US business is performing well with good pricing and continued value share growth in an industry expected to be down 4% to 5% on a volume basis for the FY
●	On track for a FY reduction in currency-neutral Adjusted Net Debt**/Adjusted EBITDA*** of c.0.4x

“We are creating a stronger, simpler business and driving a step change in New Categories, built on the foundation of a strong combustible business.  With our focus on building global brands, we intend to consolidate our New Category portfolio into fewer brands. Our Strategic Brands continue to take share, while new product launches and a sharpened focus on priority markets and products are expected to drive stronger New Category growth in the second half.  We are on track for a good performance in 2019 with revenue and adjusted operating profit growth in line with our guidance and delivery of high single figure FY adjusted diluted EPS growth at constant rates of exchange.”

Jack Bowles, Chief Executive

1. The business continues to perform well and Group FY guidance remains unchanged

●	FY global industry volume expected to be down around 3.5%
●	On track for constant currency revenue growth in the mid-upper half of our long-term guidance range of 3-5%
●	Corporate value share up +10bps YTD v FY18, with a strong share performance by the Strategic Combustible Brands, up +50bps YTD. Corporate volume share down -10bps YTD
●	Good adjusted operating margin improvement expected, including a further increase in investment behind New Categories
●	Constant currency adjusted operating profit growth expected in the upper half of our long-term guidance range of 5-7%
●	FY adjusted diluted EPS growth expected to benefit from a currency translation tailwind of around 1.0% for FY19, and 1.5% for H1 19, at current exchange rates*
●	Confident of delivering high single figure constant currency adjusted diluted FY19 EPS growth

2. THP, Vapour and Modern Oral (New Categories) on track to deliver 30-50% FY constant currency revenue growth

●	Vuse Alto in the US continues to grow and has reached a retail volume (ml) share of 8.3% YTD in the US, driving the Vuse family to a volume (ml) share of 19.1% YTD
●	Vype ePen3 continues to perform strongly reaching a value share of 6.8% in the UK and 12.1% in France
●
glo share in Japan is at 5% YTD, with continued strong growth in total nicotine corporate share, to 17% YTD, up from 16.2% at HY 2018. Revenue is expected to accelerate in H2 with the launches of glo Pro (improved satisfaction technology) and glo Nano (smaller design unit) in Q4

●	In the Modern Oral segment, EPOK and LYFT continue to lead the growth of the category in Scandinavia and Switzerland. H2 is expected to benefit from the rollout of Velo in the US in July
●
H1 New Category constant currency revenue growth approaching our FY guidance range, reflecting the unwinding of high year end 2018 trade inventories following the restocking of Vibe and low first quarter trade demand due to regulatory uncertainty in the US

●	New Category revenue growth expected to accelerate in H2, driven by the timing of new and enhanced product launches, leading to FY growth around the middle of our 30-50% guidance range

3. The US is performing well with volume in line with expectations

●
US industry volume decline remains within historic ranges with Sales to Retail (STR) down 5.3% YTD. We expect FY industry volume to be down 4% to 5%, driven by earlier cigarette price increases and rising gas prices

●	Continued corporate value share growth up +20bps YTD, with US Strategic brands up +30 bps, driving good revenue growth on a constant currency basis
●	Traditional Oral tobacco expected to deliver good constant currency revenue growth driven by good pricing, with share of moist up +20bps

4. De-leveraging remains on track

●	Adjusted Net debt**/adjusted EBITDA*** reducing at around 0.4x per annum excluding the impact of FX
●	H1 cash conversion is expected to be impacted by the timing of MSA payments. The business remains on track to deliver FY19 free cash flow after dividends of £1.5bn
●	The Group’s medium-term rating target remains BBB+/Baa1, with a current rating of BBB+/Baa2

For further information, please contact:

British American Tobacco Press Office
+44 (0) 20 7845 2888 (24 hours)  | @BATPress

British American Tobacco Investor Relations
Mike Nightingale / Rachael Brierley / John Harney
+44 (0) 20 7845 1180 / 1519 / 1263

Market share data is at April 2019 and volume data is based on YTD April. Share of glo is as of week commencing 13 May 2019.

* Current exchange rates of USD/GBP 1.276 as at 7 June 2019

** Adjusted Net Debt is total borrowings, including related derivatives, less cash and cash equivalents and current available-for-sale investments, excluding the impact of the revaluation of RAI acquired debt arising as part of the purchase price allocation process.

*** Adjusted EBITDA is not a measure defined by IFRS. Adjusted EBITDA is profit for the year before net finance costs/income, taxation on ordinary activities, depreciation, amortisation, impairment costs, the Group’s share of post-tax results of associates and joint ventures, and other adjusting items.

As used herein, volume share refers to the retail sales volume of the product sold as a proportion of total retail sales volume in that category and value share refers to the retail sales value of the product sold as a proportion of total retail sales value in that category. Shipments to Retail (STR) represents sales from wholesale to retail and measures actual sales reported by suppliers representing ~94% industry coverage for cigarettes. In the Group’s experience, this provides the most reliable indicator of consumer trends in the US.

New Categories comprises Tobacco Heating Products (THP), Vapour and Modern Oral.

Note on Non-GAAP Measures

This announcement contains several non-GAAP measures used by management to monitor the Group’s performance. The Group’s Management Board regularly reviews the measures used to assess and present the financial performance of the Group and, as relevant, its geographic segments, and believes that these measures provide additional useful information to investors. Certain of our measures are presented based on an adjusted basis and on a constant currency basis. Please refer to the 2018 Annual Report on Form 20‐F for a full description of each measure, pages 258 to 266.  Free cashflow after dividends is a new measure introduced from 1 January 2019, in order to enhance the understanding of availability of cash generated after the payment of dividends.

For the non-GAAP information contained in this announcement, no comparable GAAP or IFRS information is available on a forward-looking basis, as the effect of adjusting items and rates of exchange, which could be significant, may be highly variable and cannot be estimated with reasonable certainty.

The principal non-GAAP measures which the Group uses and that are contained in this announcement are adjusted profit from operations and adjusted diluted earnings per share which are before the impact of adjusting items and are reconciled from profit from operations and diluted earnings per share, respectively. This announcement also contains adjusted operating margin, a non-GAAP measure defined as adjusted profit from operations as a percentage of adjusted revenue.

Adjusting items, as identified in accordance with the Group’s accounting policies, represent certain items of income and expense which the Group considers distinctive based on their size, nature or incidence. These include significant items in revenue, profit from operations, net finance costs, taxation and the Group’s share of the post‐tax results of associates and joint ventures which individually or, if of a similar type, in aggregate, are relevant to an understanding of the Group’s underlying financial performance. Although the Group does not believe that these measures are a substitute for IFRS measures, the Group does believe such results excluding the impact of adjusting items provide additional useful information to investors regarding the underlying performance of the business on a comparable basis.

The Group’s management reviews a number of our IFRS and non‐GAAP measures for the Group and its geographic segments at constant rates of exchange. This allows comparison of the Group’s results, had they been translated at the previous year’s average rates of exchange. The Group does not adjust for the normal transactional gains and losses in operations that are generated by exchange movements. Although the Group does not believe that these measures are a substitute for IFRS measures, the Group does believe that such results excluding the impact of currency fluctuations year‐on‐year provide additional useful information to investors regarding the operating performance on a local currency basis.

Forward-looking Statements

This announcement does not constitute an invitation to underwrite, subscribe for, or otherwise acquire or dispose of any British American Tobacco p.l.c. (“BAT”) shares or other securities. This announcement contains certain forward-looking statements, made within the meaning of Section 21E of the United States Securities Exchange Act of 1934, regarding our intentions, beliefs or current expectations concerning, amongst other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the economic and business circumstances occurring from time to time in the countries and markets in which the Group operates.

These statements are often, but not always, made through the use of words or phrases such as “believe,” “anticipate,” “could,” “may,” “would,” “should,” “intend,” “plan,” “potential,” “predict,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy,” “outlook,” “target” and similar expressions.

It is believed that the expectations reflected in this announcement are reasonable but they may be affected by a wide range of variables that could cause actual results to differ materially from those currently anticipated.

Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are uncertainties related to the following: the impact of competition from illicit trade; the impact of adverse domestic or international legislation and regulation; changes in domestic or international tax laws and rates; adverse litigation and dispute outcomes and the effect of such outcomes on the Group’s financial condition; changes or differences in domestic or international economic or political conditions; adverse decisions by domestic or international regulatory bodies; the impact of market size reduction and consumer down-trading; translational and transactional foreign exchange rate exposure; the impact of serious injury, illness or death in the workplace; the ability to maintain credit ratings and to fund the business under the current capital structure; the inability to develop, commercialise and roll-out Potentially Reduced-Risk Products; and changes in the market position, businesses, financial condition, results of operations or prospects of the Group.

Past performance is no guide to future performance and persons needing advice should consult an independent financial adviser. The forward-looking statements reflect knowledge and information available at the date of preparation of this announcement and BAT undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on such forward-looking statements.

No statement in this communication is intended to be a profit forecast and no statement in this communication should be interpreted to mean that earnings per share of BAT for the current or future financial years would necessarily match or exceed the historical published earnings per share of BAT.

Additional information concerning these and other factors can be found in the Company’s filings with the U.S. Securities and Exchange Commission (“SEC”), including the Annual Report on Form 20-F filed on 15 March 2019 and Current Reports on Form 6-K, which may be obtained free of charge at the SEC’s website, http://www.sec.gov, and the Company’s Annual Reports, which may be obtained free of charge from the British American Tobacco website www.bat.com.